UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934

and Rule 14f-1 Thereunder

Commission file number 000-52218

BOSTON THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	27-0801073
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5900 Hollis Street, Emeryville, CA 95608	(510) 428-5300
(Address of Principal Executive Offices and Zip Code)	(Registrant’s telephone number, including area code)

(Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: July 23, 2021

BOSTON THERAPEUTICS, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

July 23, 2021

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF BOSTON THERAPEUTICS, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Boston Therapeutics, Inc.

INTRODUCTION

This Information Statement is being mailed on or about July 23, 2021 to the holders of record at the close of business on June 9, 2021 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Boston Therapeutics, Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to a change of control of the Company. On June 4, 2021 (the “Closing Date”), the Company consummated the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) by and between the Company, BTHE Acquisition Inc., a wholly owned subsidiary of the Company and Nanomix, Inc., a California corporation (“Nanomix”) pursuant to which the Merger Sub merged with and into Nanomix and Nanomix became a wholly owned subsidiary of the Company acquired substantially all of the assets of Nanomix and assumed certain of its liabilities (the “Merger”), in exchange for shares of the Company’s Series C Convertible Preferred Stock (the “Preferred Stock”). The Preferred Stock, shall represent approximately 80% of the Company when converted into Common Stock. A copy of the Merger Agreement is attached as an exhibit to a Current Report on Form 8-K filed by the Company on June 10, 2021.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The current directors of the Company currently are Conroy Chi-Heng Cheng and David Ludvigson. Pursuant to the Merger Agreement, three individuals, Garrett Gruener, Jerry Fidler and Greg Schiffman, each of whom is a current director of Nanomix, will become directors of the Company.

The change in the Company’s Board of Directors is expected to occur ten days after transmission of this Information Statement to all holders of record of our common stock.

None of these appointees to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

As of the Record Date, our authorized capitalization consisted of 2,000,000,000 shares of Common Stock, of which 916,914,554 shares of Common Stock were issued and outstanding, 1,000,000 shares of Series B Preferred Stock, of which 963,964 were issued and outstanding and 1,000,000 shares of Series C Preferred Stock, of which 1,000,000 were issued and outstanding.

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our common stock have no preemptive rights to purchase our common stock.

The Series C Preferred Stock votes on an as converted basis and the Series B Preferred Stock, effective January 1, 2022, votes on an as converted basis.

Stock Ownership of certain beneficial Owners and Management Before Consummation of the Transaction

The following table sets forth certain information regarding beneficial ownership of our common stock and preferred stock as of June 9, 2021 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each director and each of our Named Executive Officers and (iii) all executive officers and directors as a group.

The number of shares of common stock beneficially owned by each person is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Name and Address of Beneficial Owner (1)	Common Stock Beneficial Ownership	Percent of Class (2)
Conroy Chi-Heng Cheng	-0-	--
All executive officers and directors as a group (1 person)	-0-	--
Other 5% Stockholders:
CJY Holdings Limited	656,425,470	71.6%

* Less than 1%.

(1)	Unless otherwise indicated, the business address of each person listed is in care of Boston Therapeutics, Inc., 5900 Hollis Street, Emeryville, CA 95608.

(2)	The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares of common stock that the individual has the right to acquire within 60 days of June 9, 2021, through the exercise of any stock option or other right. As of June 9, 2021, 916,914,554 shares of the Company’s common stock were outstanding.

The Series B Preferred Stock, effective January 1, 2022, votes on an as converted basis.

Stock Ownership of Principal Owners and Management Following the Consummation of the Transaction

The following table sets forth certain information regarding beneficial ownership of our common stock and preferred stock as of June 9, 2021, after the Transaction was consummated on such date by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each director and each of our Named Executive Officers and (iii) all executive officers and directors as a group.

The number of shares of common stock beneficially owned by each person is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Name and Address of Beneficial Owner (1)	Common Stock Beneficial Ownership(2)	Percent of Class (2)
David Ludvigson (3)	366,463,119	4.57%
Garrett Gruener (4)	4,535,986,220	48.23%
Jerry Fidler (5)	453,402,991	4.82%
Greg Schiffman (6)	40,076,262	*

Other 5% Stockholders:
CJY Holdings Limited (7)	656,425,470	71.60%

* Less than 1%.

(1)	The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares of common stock that the individual has the right to acquire within 60 days of June 9, 2021, through the exercise of any stock option or other right. As of June 9, 2021, 916,914,554 shares of the Company’s common stock were outstanding.

(2)	Each share of Series C Preferred Stock votes on an as converted basis and each share of Series B Preferred Stock, effective January 1, 2022, votes on an as converted basis.

(3)	Includes 58,316,292 shares of common stock issuable upon conversion of Series C Preferred Stock, 5,332,425 shares of common stock issuable upon exercise of the warrants assumed by the Company as a result of the Merger and 366,463,119 shares of common stock subject to Restricted Stock Units (“RSU”). The shares underlying the warrants and the RSU may not be exercised until the implementation of a reverse stock split.

(4)	Includes 4,253,121,399 shares of common stock issuable upon conversion of Series C Preferred Stock, 167,566,202 shares of common stock issuable upon exercise of the warrants assumed by the Company as a result of the Merger and 15,298,619 shares of common stock subject to RSUs. The shares underlying the warrants and the RSU may not be exercised until the implementation of a reverse stock split.

(5)	Includes 9,179,171 shares of common stock subject to options and the following shares held by Zygote Ventures LLC: 412,940,255 shares of common stock issuable upon conversion of Series C Preferred Stock and 31,283,565 shares of common stock issuable upon exercise of the warrants assumed by the Company as a result of the Merger. The shares underlying the warrants and the options may not be exercised until the implementation of a reverse stock split.

(6)	Includes 40,076,262 shares of common stock subject to RSUs. The shares underlying the RSU may not be exercised until the implementation of a reverse stock split.

(7)	The percentage of the class for CJY Holdings Limited is based on 916,914,554 shares of the Company’s common stock outstanding as of June 9, 2021 and does not assume the conversion of the Series B Preferred Stock and the Series C Preferred Stock or the conversion of the outstanding RSUs or options.

The Series C Preferred Stock votes on an as converted basis and the Series B Preferred Stock, effective January 1, 2022, votes on an as converted basis.

DIRECTORS AND EXECUTIVE OFFICERS

The Company’s Board of Directors has appointed Garrett Gruener, Jerry Fidler and Greg Schiffman as new members of the Board of Directors to take effect ten days after transmission of this Information Statement to all holders of record of our common stock. Conroy Chi-Heng Cheng has tendered his resignation as a director of the Company to take effect ten days after transmission of this Information Statement to all holders of record of our common stock. Additionally, Conroy Chi-Heng Cheng has resigned as the Chief Executive Officer, Chief Financial Officer and President of the Company. The Company’s Board of Directors appointed David Ludvigson as the Company’s President and Chief Executive Officer.

Under the terms of the Merger Agreement, upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of four directors three of whom shall be appointed by Nanomix, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Articles of Incorporation and Bylaws, as the case may be.

Directors and officers following the Merger Agreement

Name	Age	Position(s) with the Company
David Ludvigson	70	Chief Executive Officer, Chief Financial Officer, Secretary and Director
Garrett Gruener	66	Director
Jerry Fiddler	69	Director
Gregory Schiffman	63	Director

David Ludvigson has served as the President and Chief Executive Officer of Nanomix, Inc. since June 2013. From October 2009 through present day, Mr. Ludvigson has served as President of Knight Ludvigson Advisors providing advisory and business consulting services to Life Science and Technology companies including M&A, financing, business strategy, go to market planning and sales channel strategy and implementation. Mr. Ludvigon serves on the board of directors of Imagion Biosystems, Inc. (IBX) and China Stem Cells Ltd. (privately held). Mr. Ludvigson received his BS and MAS in Accounting from Gies College of Business – University of Illinois Urbana-Champaign. Mr. Ludvigson is not related to any Officers or Directors of the Company. There are no related party transactions reportable under Item 5.02 of Form 8-K and Item 404(a) of Regulation S-K.

Garrett Gruener is a co-founder of Alta Partners, and was also a Partner at Burr, Egan, Deleage & Co. He served as the Chief Executive Officer at Nanomix from 2008 to 2013 and has more than two decades of experience in the fields of software development, systems engineering and corporate development. In 1982, he founded Virtual Microsystems, a successful communications software company that was later merged with a larger corporation. Mr. Gruener then founded Ask Jeeves, now Ask.Com, a leading Internet search engine which is now part of IAC. Mr. Gruener is now Chairman of Nanomix, a point-of-care diagnostics company. He earned a Masters Degree from the University of California, Berkeley and a Bachelor of Science from the University of California, San Diego, both in Political Science with a focus on technology policy.

Gregory Schiffman has served as the Chief Financial Officer of privately-held AbSci, LLC since April 2020. He previously served as the Chief Financial Officer of Vineti, Inc. from October 2017 through April 2018. He also previously served as the Chief Financial Officer of each of Iovance Biotherapeutics (formerly Lion Biotechnologies), from October 2016 through June 2017, Stem Cells, Inc., from January 2014 through September 2016, Dendreon Corporation, from December 2006 through December 2013 and Affymetrix from August 2001 through December 2006. He currently serves on the boards of directors of BioEclipse, a private company, as well as on the board of Ayro, Inc. (Nasdaq: Ayro). Mr. Schiffman holds a B.S. in Accounting from DePaul University and an MM (MBA) from Northwestern University Kellogg Graduate School of Management. Mr. Schiffman’s qualifications to sit on the Board include his financial background, business experience and education.

Jerry Fiddler is the principal of Zygote Ventures and has helped create and grow numerous companies, as CEO, chairman, director, investor and advisor. Mr. Fiddler is the founder of Wind River Systems and was for 23 years its CEO and Chairman, and was Chairman of Solazyme (Nasdaq: SZYM).  Mr. Fiddler graduated from the University of Illinois at Urbana-Champaign with a MS Computer Science and BA in Music and Photography. He currently serves on several private company and non-profit boards.

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

There are no material proceedings to which any director or executive officer or any associate of any such director or officer is a party adverse to our company or has a material interest adverse to our company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and persons who own more than 10% of the issued and outstanding shares of our common stock to file reports of initial ownership of common stock and other equity securities and subsequent changes in that ownership with the SEC. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations except for the Form 3 Initial Statement of Beneficial Ownership to be filed by Carl W. Rausch, that no other reports were required, during the fiscal year ended December 31, 2019 all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with.

Code of Ethics

We have not adopted a code of ethics because our Board of Directors believes that our small size does not merit the expense of preparing, adopting and administering a code of ethics. Our Board of Directors intends to adopt a code of ethics when circumstances warrant.

Corporate Governance

Our Directors are elected annually and each holds office until the annual meeting of our stockholders and until their respective successors are elected and qualified. Our officers, including any officers we may elect moving forward, will hold their positions at the pleasure of the Board of Directors, absent any employment agreement. In the event we employ any additional officers or directors, they may receive compensation as determined by our Board of Directors from time to time. Vacancies in the Board of Directors will be filled by majority vote of the remaining directors or in the event that our sole Director vacates his position, by our majority stockholders. Our Directors may be reimbursed by us for expenses incurred in attending meetings of the Board of Directors.

Board of Directors Independence

Our Board of Directors consists of one member. We currently have seven vacancies on our Board. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors. None of our members of the Board of Directors is “independent” as defined in Section 4200(a)(15) of NASDAQ Stock Market Rules.

Audit Committee

Our Board of Directors has established an audit committee consisting of three independent directors. The committee currently has no members the board, having three openings. The Company is actively seeking additional board members for the committee. The audit committee is primarily responsible for reviewing the services performed by the independent registered public accounting firm and evaluating our accounting policies and our system of internal controls.

Nominating and Corporate Governance Committee

Our Company’s Board of Directors has established a nominating and corporate governance committee consisting of three independent directors. The committee currently has no members the board having three openings. The Company is actively seeking additional board members for the committee, including a committee chair. The functions of the nominating and corporate governance committee include the following:

●	identifying and recommending to the Board of Directors individuals qualified to serve as members of our Board of Directors and on the committees of the Board;

●	advising the Board with respect to matters of Board composition, procedures and committees; and

●	developing and recommending to the Board a set of corporate governance principles applicable to us and overseeing corporate governance matters generally including review of possible conflicts and transactions with persons affiliated with directors or members of management; and

●	overseeing the annual evaluation of the Board and our management.

Compensation Committee

The Company’s Board of Directors has established a compensation committee consisting of three independent directors. The committee currently has no members of the board having three openings. The Company is actively seeking additional board members for the committee, including a committee chair. The compensation committee is primarily responsible for overseeing and administering our compensation plans and executive compensation matters.

Compensation Committee Interlocks And Insider Participation

The Compensation Committee of the Board has no members and has three current openings. All members of the committee are non-employee directors of the Company. None of our executive officers serves on the Compensation Committee or board of directors of any other company of which any members of our Compensation Committee or any of our directors is an executive officer.

Director Nominations

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our Board of Directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request to the address appearing on the first page of this annual report.

Your letter should indicate that you are a stockholder of our Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board of Directors meeting or through the course of other communication, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

Audit Committee and Audit Committee Financial Expert

We do not have a standing audit committee at the present time. Our Board of Directors has determined that prior to the Closing Date we did not have a board member that qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K.

We believe that our Board of Directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. The Board of Directors of our Company does not believe that it is necessary to have an audit committee because we believe that the functions of an audit committee can be adequately performed by the Board of Directors.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has to its knowledge been involved in any of the following:

(1) A petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii. Engaging in any type of business practice; or

iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6) Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) Such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i. Any federal or state securities or commodities law or regulation; or

ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to (i) all individuals serving as the Company’s principal executive officers or acting in a similar capacity during the last two completed fiscal years, regardless of compensation level, and (ii) the Company’s two most highly compensated executive officers other than the principal executive officers serving at the end of the last two completed fiscal years (collectively, the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards (2)	Total compensation
Carl Rausch, Former Chief Executive Officer (3)	2019	$216,890	$—	$—	$216,890
	2018	$226,320	$—	$—	$226,320

Loraine Upham Former Chief Operating Officer (1)	2018	$188,716	$—	$—	$188,716

(1)	Ms. Upham served as Chief Operating Officer until her resignation on November 30, 2018. These fees will be paid upon adequate funds raised by the Company according to the CureDM purchase agreement. Includes accrued vacation of $5,383.

(2)	Consists of grants of stock options. Details of the options are set forth on the table titled “GRANTS OF PLAN-BASED AWARDS IN FISCAL 2019 and 2018” below.

(3)	Includes $132,020 of paid compensation, the remainder remains unpaid and is included in current liabilities. All payments were suspended effective August 1, 2018. No payments were made during 2019. Mr. Rausch resigned on December 12, 2019.

Grants of Plan-Based Awards

The following table shows for the fiscal years ended December 31, 2019 and 2018, certain information regarding grants of plan-based awards, or common stock options, to the named executive officers.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2019 AND 2018

Estimated
				Possible	All Other
				Payouts	Option		Grant Date
				Under	Awards:	Exercise or	Fair Value
				Non-Equity	Number of	Base Price	of Stock
				Incentive	Securities	of Option	and Option
	Award	Grant	Approval	Plan Awards	Underlying	Awards	Awards
Name	Type	Date	Date	Target ($)	Options (3)(4)	($/Sh) (1)	($)(2)
Loraine Upham	Non-Qualified Stock Option	02/12/18	02/12/18	—	4,000,000	$ 0.06 – 0.20	$193,875

(1)	Stock options issued in 2018 were granted with an exercise price in excess of the fair market value on the date of grant. No stock options were issued during 2019.

(2)	The dollar amounts in this column represent the grant date fair value of each stock option award granted to the named executive officers in 2019 and 2018. These amounts have been calculated in accordance with ASC 718, using the Black-Scholes option-pricing model. Assumptions used in the calculation of these amounts are included in the accompanying Note 11 to Boston Therapeutics, Inc.’s audited financial statements for the year ended December 31, 2019 and 2018.

(3)	Annual stock options were granted under our Amended and Restated 2011 Non-Qualified Stock Plan (the “2011 Plan”).

(4)	The stock options were unvested at the time of Ms. Upham’s resignation on November 30, 2018 and have been forfeited.

Outstanding Equity Awards at December 31, 2019

The following table sets forth, as of December 31, 2019, certain information regarding outstanding equity awards at fiscal year-end for the named executive officers.

OUTSTANDING EQUITY AWARDS AT 2019 FISCAL-YEAR END TABLE

	Option Awards
	Number of Securities Underlying Unexercised	Number of Securities Underlying Unexercised	Option	Option
Name	Options (#) Exercisable	Options (#)(1) Unexercisable	Exercise Price ($)	Expiration Date
Carl Rausch	1,500,000	—	$0.10	08/22/2021
Carl Rausch	500,000	—	$0.18	03/25/2025
Carl Rausch	2,000,000	—	$0.10	08/22/2021
Carl Rausch	2,000,000	—	$0.15	08/22/2021
Carl Rausch	2,000,000	—	$0.15	08/22/2021

(1)	In addition to the specific vesting schedule for each stock option award, each unvested stock option is subject to the general terms of the 2010 and 2011 Plans including the potential for future vesting acceleration.

Option Exercises and Stock Vested in 2019

Our Named Executive Officers did not exercise any stock options during fiscal years 2019 and 2018.

Director Compensation

The following table sets forth all compensation awarded to, earned by or paid to the non-employee directors in 2019 for service as directors:

Name	Fees Earned or Paid in Cash	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Carl W. Rausch (3)	$—	$—	$—	$—	$—	$—	$—
S. Colin Neill (2)	$22,500	$—	$—	$—	$—	$—	$22,500
Conroy Chi-Heng Cheng	$—	$—	$—	$—	$—	$—	$—

(1)	The “Option Awards” column reflects non-qualified options to purchase an aggregate of 7,500,000 shares of our common stock at an exercise price between $0.10 and $0.60. Of these shares, 1,500,000 have an exercise price of $0.10 for a period of 10 years granted effective August 22, 2016 and vested immediately; 2,000,000 have an exercise price of $0.20 for a period of five years shares granted August 22, 2016 and vested when the Company raised over $1 million in the 3rd quarter of 2016; 2,000,000 have an exercise price of $0.40 for a period of five years shares granted August 22, 2016 and vest upon the Company raising $5,000,000 in financing and 2,000,000 have an exercise price of $0.60 for a period of five years shares granted August 22, 2016 and vest upon the Company entering into a significant corporate alliance for substantial marketing and selling of the Company’s product portfolio. On March 7, 2018, Dr. Rausch and the Company entered a letter agreement pursuant to which the First Option exercise prices was reduced to $0.10 per share and the Second Option and Third Option was reduced to $0.15 per share.

(2)	Mr. Neill is due cash compensation of $2,500 per month in his position as the Chairman of the Audit Committee. Any unpaid amounts are included in accounts payable at December 31, 2019. Mr. Neill resigned from the Board of Directors in September 2019.

(3)	Mr. Rausch resigned in December 2019.

The amounts reported in “Option Awards” represent the aggregate grant date fair value of stock options awarded in each year in accordance with Accounting Standards Codification (ASC) Topic 718, Compensation — Stock Compensation. Assumptions used in the calculation of these amounts for the fiscal year ended December 31, 2019 are included in Note 11 “Stock Option Plan and Stock-Based Compensation” to the Company’s audited financial statements for the year ended December 31, 2019 included herein.

The Company cautions that the amounts reported in the Director Compensation Table for these awards may not represent the amounts that the directors will actually realize from the awards. Whether, and to what extent, a director realizes value will depend on the Company’s actual operating performance, stock price fluctuations and the director’s continued service.

Other than the grant of options for 2019 and 2018 and the cash compensation described in the table above and the consulting agreement described below, there are currently no other agreements in effect entitling the non-employee directors to compensation.

Employment Contracts

The Company entered into an Employment Agreement with Carl W. Rausch pursuant to which Mr. Rausch was engaged as the Chief Executive Officer of the Company for a period of three years. Mr. Rausch resigned as Chief Executive Officer in December 12, 2019 terminating all obligations owed under the Employment Agreement.

On February 12, 2018, with an effective date of January 1, 2018, Loraine Upham was appointed as Chief Operating Officer. Ms. Upham resigned from the Company on November 30, 2018. As a result of her resignation all of her stock options were terminated and returned to the option pool. H

There are no other employment or consulting contracts between us and our Named Executive Officers or Directors. There are no arrangements or plans in which we provide pension, retirement or similar benefits for Named Executive Officers or Directors. Our Named Executive Officers and Directors receive stock options at the discretion of our Board of Directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our Named Executive Officers or Directors, except that stock options may be granted at the discretion of our Board of Directors from time to time.

There are no arrangements between us and the Named Executive Officers that provide for payments in connection with the resignation, retirement or other termination of a Named Executive Officer or in connection with a change of control or any other arrangements with any Named Executive Officer with respect to termination of employment or change of control transactions.

Compensation Risk Assessment

Prior to the formation of the Company’s Compensation Committee compensation decisions were made by the full Board of Directors. In setting compensation, the Compensation Committee considers (and the Board of Directors previously considered) the risks to the Company’s stockholders and to achievement of its goals that may be inherent in its compensation programs. The Compensation Committee (and the Board of Directors previously) reviewed and discussed its assessment with management and outside legal counsel and concluded that the Company’s compensation programs are within industry standards and are designed with the appropriate balance of risk and reward to align employees’ interests with those of the Company and do not incent employees to take unnecessary or excessive risks. We believe our compensation plans are appropriately structured and are not reasonably likely to result in a material adverse effect on the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise set forth herein, during the last two fiscal years, we have not entered into any material transactions or series of transactions that would be considered material in which any officer, director or beneficial owner of 5% or more of any class of our capital stock, or any immediate family member of any of the preceding persons, had a direct or indirect material interest. There are no transactions presently proposed, except as follows:

Conroy Chi-Heng Cheng is a director of the Company and a director of Advance Pharmaceutical Company (“Advance Pharmaceutical”), a Hong Kong-based, privately-held company. On June 24, 2011, prior to his election to the Company’s Board, the Company entered into a definitive Licensing and Manufacturing Agreement (the “Agreement”) with Advance Pharmaceutical. Under terms of the Agreement, the Company manufactures and supplies product in bulk for Advance Pharmaceutical. Advance Pharmaceutical is responsible for the packaging, marketing and distribution of SUGARDOWN®, in in Hong Kong, China and Macau. In November 2014, we agreed to expand their marketing agreement to include 12 additional countries: Korea, Taiwan, Singapore, Thailand, Malaysia, Vietnam, Philippines, Myanmar, Indonesia, Laos, Brunei and Cambodia. In March 2015, we agreed to expand their marketing agreement to include Japan. Advance Pharmaceutical will also have rights to develop and manufacture SUGARDOWN®, for commercial sale in these countries, subject to establishment of quality assurance and quality control standards set forth by the Company. The Agreement provides that Advance Pharmaceutical will pay royalties to the Company for SUGARDOWN®,) and related products developed by the Company and a reduced royalty rate for products based on the Company’s intellectual property and developed by Advance Pharmaceutical. No revenue was generated through this agreement for the years ended December 31, 2019 and 2018, respectively.

Advance Pharmaceutical, through a wholly owned subsidiary, has purchased an aggregate 1,998,000 shares of the common stock in conjunction with the Company’s private placement offerings during the years 2013 and 2014. The shares were purchased on the same terms as the other participants acquiring shares in the respective offerings.

On March 14, 2013, the Company issued 500,000 shares of its common stock at a price per share of $0.50 and issued a warrant to purchase 250,000 additional shares for $1.00 per share for gross proceeds of $250,000 to CJY Holdings Limited, a company controlled by Conroy Chi-Heng Cheng’s brother Cheng Chi Him. The warrant is exercisable immediately and has a five year term.

In July 2013, CJY Holdings purchased 6,666,660 shares of the Company’s common stock and warrants to purchase an aggregate of 3,333,320 shares of the Company’s common stock for an aggregate purchase price of $2,000,000 in the private placement conducted by the Company between July and September 2013. The warrants have an exercise price of $0.50 per share, are currently exercisable and have a five year term. During July 2018, the warrants were extended for an additional five years. In June 2015, the Company received $200,000 of cash proceeds from CJY Holdings Limited, in connection with a potential future exercise of its warrant. On November 12, 2015, the Company entered into a modification of a previously issued warrant agreement to CJY. The Board approved the reduction in the common stock warrant exercise prices from $0.50 to $1.00 per share to $0.17 per share. In connection with the June 2015 proceeds of $200,000 previously received by the Company and the reduction in the warrant exercise price, the Board approved the issuance of 1,194,440 shares of Common Stock to CJY in connection with the modified warrant agreement. On December 5, 2016, the common stock was issued. Prior to the issuance of common stock, the $200,000 was recorded in common stock subscribed.

Through December 31, 2011, Dr. Platt, the former Chairman and Chief Executive Officer, advanced $257,820 to the Company to fund start-up costs and operations. Advances by Dr. Platt carry an interest rate of 6.5% and were due on June 29, 2013. On May 7, 2012, Dr. Platt entered into promissory notes to advance to the Company an aggregate of $20,000. The notes accrue interest at 6.5% per year and were due June 30, 2013. The outstanding notes of $277,820 have been amended each year to extend the maturity dates. Effective June 30, 2015, the outstanding notes for Dr. Platt were amended to extend the maturity dates to June 30, 2017 and are currently in default. This note has been classified as a current liability on the balance sheet.

In December 2013, the Board of Directors agreed to indemnify Dr. Platt for legal costs incurred in connection with an arbitration (now concluded) initiated before the American Arbitration Association by Galectin Therapeutics, Inc. (formerly named Pro-Pharmaceuticals, Inc.) for which Dr. Platt previously served as CEO and Chairman. Galectin sought to rescind or reform the Separation Agreement entered into with Dr. Platt upon his resignation from Galectin to remove a $1.0 million milestone payment which Dr. Platt asserted he was entitled to receive and to be repaid all separation benefits paid to Dr. Platt. The Company initially capped the amount for which it would indemnify Dr. Platt at $150,000 in December 2013 and Dr. Platt agreed to reimburse the indemnification amounts paid by the Company should he prevail in the arbitration. The Board decided to indemnify Dr. Platt after considering a number of factors, including the scope of the Company’s existing indemnification obligations to officers and directors and the potential impact of the arbitration on the Company. In May 2014, the Board approved a $50,000 increase in indemnification support, solely for the payment of outside legal expenses. The Company recorded a total of $182,697 in costs associated with Dr. Platt’s indemnification, of which $119,401 was recorded in the year ended December 31, 2013 and $63,296 was recorded in the year ended December 31, 2014. In July 2014, the arbitration was concluded in favor of Dr. Platt, confirming the effectiveness of the separation agreement and payment was made to Dr. Platt in July 2014. On March 2, 2015, the Board voted to rescind the requirement that Dr. Platt reimburse the Company the entire $182,697. The Board determined that interest should be charged to Dr. Platt from the time he received the funds in July 2014, to the date of the board meeting and that this amount would be offset against interest the Company owes Dr. Platt in conjunction with the note payable as referenced in Note 12 of the accompanying Notes to the Financial Statements. The remaining amount would be considered settled in full by the Company.

Review, Approval and Ratification of Related Party Transactions

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

BOSTON THERAPEUTICS, INC.

Dated: July 23, 2021

By:	/s/ Conroy Chi-Heng Cheng
Chief Executive Officer